SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549


FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934


For the month of December 2, 2003

MERANT plc
(Translation of Registrant's Name Into English)

The Lawn, Old Bath Road, Newbury, England RG14 1QN
(Address of Principal Executive Offices)


         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


     Form 20-F   X                              Form 40-F _____
              -------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

         Yes   X                                  No  _____
            -------

         (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

LONDON STOCK EXCHANGE ANNOUNCEMENT


For further information please contact:
Merant (U.S. Headquarters)
Gerald Perkel
President & Chief Executive Officer
+1 (503) 617 2735
Gerry.Perkel@merant.com

Merant (U.S. Headquarters)
Scott Hildebrandt
SVP and Chief Financial Officer
+1 (503) 617 2401
Scott.Hildebrandt@merant.com

Taylor Rafferty (London office)
Paul Scott
+44 (0) 20 7936 0400

Taylor Rafferty (New York office)
Brian Rafferty
+1 (212) 889 4350

Merant Announces Second Quarter Financial Results

St. ALBANS, UK and HILLSBORO, OREGON, US - 2 December 2003 -
Merant (London Stock Exchange (LSE): MRN; Nasdaq National
Market (NNM): MRNT),
a leading provider of software and services for managing code, content and other business-critical assets, announces results for the second fiscal quarter ended 31 October 2003. Financial figures and comparisons presented below are on the basis of continuing operations.

Highlights on Second Quarter Fiscal 2004 Results:

	Operating profits (EBITA) grew significantly to $2.4 million (8 percent of sales) from the $0.4 million reported in the second quarter of the prior year

	Exceeded all independent research analysts profit expectations for the quarter

	Highest reported quarterly net profit after tax in over five years

	Revenues grew 2.6 percent to $30.0 million compared to the second quarter of fiscal 2003

	Positive operating cash flow of $3.3 million, excluding cash restructuring costs

	Licence fees included 15 transactions valued at over $100,000, including two enterprise-wide (distributed and mainframe environment) deals

	Licence fee transactions related to the Company?s Web Content Management product (Merant Collage) increased to 21 in the second quarter, compared to 15 in the first quarter

	Continued investments in R&D focused at driving future revenue growth

	Cash of $66.6 million, with no debt

	Improved product positioning going into the Company's second half:

		New release of Merant Dimensions Enterprise Edition in Q1, extending the Dimensions product into the mainframe environment

		New release of Merant Professional 8 in Q2, with increased functionality and performance

US $, in millions 			Q2		Q2
					Fiscal 2004	Fiscal 2003

Revenue 				30.0		29.3

Operating Profit (EBITA)		2.4		0.4
(Earnings before interest, taxes,
amortisation and exceptional charges)

PBT (Profit before taxes including 	2.6		0.8
interest income)*

EPS (Earnings per share) *		0.03		0.01

Goodwill amortisation, taxes and 	(1.2)		(7.1)
other exceptional charges

Net Profit/(Loss)			1.4		(6.3)

*Before exceptional restructuring charges, taxes and goodwill amortisation Financial information is reported in accordance with UK GAAP (Revenue also in accordance with U.S. GAAP)


Gerry Perkel, President and CEO of Merant commented:

"We were very pleased to see significant improvement in our second quarter operating profits, climbing to approximately 8 percent of sales," commented Gerry Perkel, President and CEO. "This performance is ahead of our schedule in achieving our longer term goal of 15 percent operating profits as a percentage of sales, and represented the highest quarterly net profit after tax for the Company in over five years. In addition, we continue to see companies and organisations such as AdvancePCS, the U.S. Bureau of Customs and Border Protection, and others experience significant productivity and quality improvements using our products in their respective software development processes."


Second Quarter Fiscal 2004 Results:

Operating profits before interest and taxes (excluding charges for goodwill amortisation and restructuring) in the second quarter increased to $2.4 million compared to the $0.4 million reported in the second quarter of fiscal 2003. Revenue for the second quarter increased 2.6 percent to $30.0 million compared to the $29.3 million reported in the second quarter of the previous year.

Licence fee revenue accounted for approximately 32 percent of total revenue for the second quarter. "We were pleased to see the volume of lower-dollar transactions increase sequentially, driven by growth in our Professional product line sales," continued Perkel. The Company noted that the second quarter included no licence fee transactions valued at over $1 million, while the first quarter of the fiscal year included one transaction valued over $1 million. Licence fee revenue from transactions greater than $100,000 continued to be challenging as customers continued to heavily scrutinize larger purchases and extend buying decisions. However, licence fee revenue from transactions less than $100,000 remained solid, increasing 10 percent sequentially, and accounted for 74 percent of total licence fee revenue.

The Company's Web Content Management (WCM) product, Merant Collage, showed good progress during the second quarter, with total revenue of $1.5 million. Second quarter licence fees increased over 60 percent sequentially to $831,000. "We continue to seek growth in WCM, while at the same time balancing the resulting financial impacts to our overall business," noted Perkel. The Company estimated that the WCM business incurred an operating loss of approximately
$300,000 on an incremental basis in the second quarter.

Maintenance fee revenue grew in the second quarter, based in part on strong renewals, and represented 56 percent of total revenue.
Consulting and training revenue represented 12 percent of total revenue reported in the second quarter. Geographically, North American sales for the second quarter represented 59 percent of total revenue. European sales represented 34 percent of total revenue with Asia-Pacific sales accounting for 7 percent.

Gross margins of 80.8 percent during the second quarter of fiscal
2004 increased approximately two percentage points compared to the 78.9 percent in the second quarter of fiscal 2003, due in part to improvement in gross profit margins in the Company's consulting business. Total costs associated with continuing operations, excluding goodwill amortisation and restructuring charges, were $27.7 million, down
4 percent from the same quarter a year ago as the Company continued to closely manage expenses. However, the Company remained focused on maintaining research and development investments to help drive the product innovation necessary to fuel future revenue growth, launching two new exciting products, Merant Dimensions for Microsoft .NET and Merant Professional 8.

The Company's second quarter ending balance sheet continued to be very strong. Cash and marketable securities ended at $66.6 million, while the Company continued to maintain no debt. In addition, the Company posted positive operating cash flow (excluding cash impacts from previous restructuring actions) of $3.3 million during the second quarter.

The Company ended the second quarter of fiscal 2004 with 570 employees.


Business Outlook:

For the second half of fiscal 2004, the Company expects improvement over the first half in terms of its available product offerings as new versions of both Professional and Dimensions are now available to the market. In addition, the pipeline for the Company's Dimensions Enterprise Edition product is maturing, providing additional opportunities for the Company. However, the Company continues to feel that a conservative outlook regarding revenue growth is prudent in the short term, given the economic uncertainties that continue to exist. The Company remains focused on enhancing profitability toward its stated goals even in the face of this conservative stance on general economic improvement. To that end, the Company will be taking actions in its third quarter to further improve its overall cost structure and organisational productivity moving forward. The Company remains committed to evolving its product line through organic investments in research and development and by pursuing strategic acquisitions and partnerships to drive revenue growth opportunities in the future.


Conference Call

A conference call has been scheduled for today at 4:00 p.m. London Time (11:00 a.m. US EDT) for investors, analysts and press. For those wishing to participate in the call, the telephone numbers are UK: +44 (0)208 515 2327;
US: +1 800 240 8658. The replay of the conference call will be available for two weeks after the conference call. The replay number is +1 303 590 3000, PIN: 560943.
A web-cast of the call will also be available. Please visit the Company's investor site at www.merant.com for more information.


About Merant

Merant delivers the industry's most flexible and comprehensive enterprise change management solutions.
Thousands of organisations across the globe rely on Merant's software and services to dramatically enhance the productivity, quality and ROI of their technology initiatives by allowing them to easily track, manage and control modifications in business-critical information assets. For more information, please visit www.merant.com.


Forward-Looking Statements

The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements that include statements regarding expectations for future financial results and results of operations, business strategy, and prospects, including the growth and/or performance of our software configuration management and other businesses and related revenues. When used in this release, the words "anticipate," "plan", "believe", "estimate", "intend", "expect", "goal," "realize",
"likely", "unlikely", and other similar expressions, as they relate to Merant, its business or its management, are intended to identify these forward-looking statements.
These forward-looking statements involve a number of risks and uncertainties. Actual results could differ materially from those anticipated by these forward-looking statements. Factors that could cause actual results to differ materially include, among others, the extent to which the current weakness and uncertainty in the economic climate generally and in IT spending in particular continues, the inability of Merant to effectively manage its costs against uncertain revenue expectations and reduce costs quickly in response to a revenue shortfall, the potential for a decrease in revenue or a slowdown in revenue growth which may be caused by delays in the timing of sales and the delivery of products or services, especially such delays associated with higher dollar orders, the ability of Merant to develop, release, market and sell products and services to customers in the highly dynamic market for the Company's products, the potential need for software configuration management and web content management products to shift based on changes in technology and customer needs, the effect of competitors' efforts to enter Merant's markets and the possible success of new and existing competitors in those markets, Merant's ability to recruit and retain key personnel, especially in the sales and business units and at the management level, and Merant's ability to manage and integrate acquired businesses or other businesses that it may acquire in the future.

Further information on potential factors which could affect
Merant's financial results and operations are found in filings or submissions on Form 6-K as periodically submitted to the SEC, and in Merant's Annual Report on Form 20-F for the year ended April 30, 2003.
Merant undertakes no obligation to release publicly any updates or revisions to any forward-looking statements contained in this release that may reflect events or circumstances occurring after the date of this release.


Financial Statement Information

The financial information contained in this report does not represent the Company's full statutory accounts.
The financial information relating to fiscal
2004 and the quarterly periods within fiscal 2003 and fiscal 2004 are unaudited and no accounts have been delivered to the U.K. Registrar of Companies. Statutory accounts dealing with fiscal 2003 have been delivered to the U.K. Registrar of Companies and the Company's auditors made a report under section 235 on these accounts which was unqualified and did not contain a statement under section 237(2) or section 237(3) of the Companies Act 1985. The Company's financial statements are reported in UK GAAP, with the exception of Revenue which is recorded in accordance with UK and U.S. GAAP. Fiscal 2004 interim statements for the 6 months ending October 31, 2003 will be mailed to shareholders by December 3, 2003.


U.S. Securities Filings

Copies of Merant's Annual Report to Shareholders and
Annual Report on Form 20-F for the year ended
April 30, 2003, as well as its periodic reports on Form 6-K, are available upon request to Merant's offices in Hillsboro, OR or St. Albans, United Kingdom and are also available on the SEC website located at http://www.sec.gov.





Merant plc
Management Trading Statement using UK GAAP results in USD


(unaudited)				Three months ending:
					Oct-31		Oct-31
					2003		2002
					$'000		$'000

Revenue:
 	Licence fees			9,533		10,765
	Maintenance subscriptions	16,765		14,899
	Training and consulting		3,736 		3,620

Total revenue				30,034 		29,284

Cost of revenue:
	Cost of licence fees		727 		855
	Cost of maintenance
	subscriptions			1,912 		1,946
	Cost of training and consulting	3,130 		3,390

Total cost of revenue			5,769 		6,191

Gross profit				24,265 		23,093

Operating expenses
	Research and development  	7,174 		6,989
	Sales and marketing		11,444 		11,979
	General and administrative	3,273 		3,709

Total operating expenses, excluding
amortisation				21,891 		22,677

Operating profit before interest and
amortisation				2,374 		416
Interest income, net			176 		337

Profit before taxes and amortisation	2,550 		753
	Amortisation of goodwill	(1,357)		(7,066)

Profit (Loss) before taxation		1,193		(6,313)
Taxation				243 		0

Profit (Loss) for the period from
continuing operations, after taxation	1,436 		(6,313)
Earnings per share before taxes and
amortisation
Earnings per ordinary share: basic	$0.03 		$0.01
Earnings per ordinary share: diluted	$0.03 		$0.01
Earnings per ADR equivalent: basic 	$0.13 		$0.04
Earnings per ADR equivalent: diluted	$0.13 		$0.04

Net Earnings (Loss) per share for
the period
Earnings (Loss) per ordinary
share: basic				$0.01 		($0.06)
Earnings (Loss) per ordinary
share: diluted				$0.01 		($0.06)
Earnings (Loss) per ADR
equivalent: basic 			$0.07 		($0.32)
Earnings (Loss) per ADR
equivalent: diluted			$0.07 		($0.32)


Ordinary shares - basic 		98,128 		99,110
Ordinary shares - diluted		101,385 	99,272
ADR equivalents - basic 		19,626 		19,822
ADR equivalents - diluted		20,277		19,854

The profit and loss was translated from GBP to USD using the monthly average rates



Merant plc  -  CONSOLIDATED PROFIT & LOSS ACCOUNT

(unaudited)					Three months ending:
						Oct-31		Oct-31
						2003		2002
						$'000		$'000
Revenue:
 		Licence fees			9,533 		10,765
		Maintenance subscriptions	16,765 		14,899
		Training and consulting		3,736 		3,620

Total revenue					30,034 		29,284

Cost of revenue: continuing business
		Cost of licence fees		727 		855
		Cost of maintenance
		subscriptions			1,912 		1,946
		Cost of training and
		consulting			3,130 		3,390

Total cost of revenue				5,769 		6,191

Gross profit					24,265 		23,093

Operating expenses
		Research and development  	7,174 		6,989
		Sales and marketing		11,444 		11,979
		General and administrative	3,273 		3,709

Total operating expenses,excluding amortisation	21,891 		22,677

Operating profit before amortisation		2,374 		416
		Amortisation of goodwill	(1,357)		(7,066)

Operating profit (loss)				1,017 		(6,650)
Interest income, net				176 		337

Profit (loss) before taxation			1,193 		(6,313)
Taxation					243 		0

Profit (loss) for the period after taxation	1,436 		(6,313)

Earnings (loss) per ordinary share: basic 	$0.01 		($0.06)
Earnings (loss) per ordinary share: diluted	$0.01 		($0.06)
Ordinary shares - basic				98,128 		99,110
Ordinary shares - diluted			101,385 	99,272

The profit and loss was translated from GBP to USD using the monthly average rates





Merant plc  -  CONSOLIDATED BALANCE SHEET

(unaudited)					Oct-31		Apr-30
						2003		2003
						$000		$000
Fixed assets
 		Intangible fixed assets		13,233		13,754
		Tangible fixed assets		4,029		3,148
		Investment			16,288		11,176

Total fixed assets				33,550		28,078

Current assets:
		Stock				97		144
		Trade debtors			23,368		25,376
		Other debtors and prepaid
		expenses			3,844		5,722
		Cash and bank deposits		66,566		72,779

Total current assets				93,875		104,021

Creditors: amounts falling due within one year
		Trade creditors			1,608		1,977
		Accrued employee compensation	7,768		8,868
		Current corporation tax		10,454		9,570
		Accrued expenses and other
		current liabilities		8,158		9,754
		Deferred revenue		37,333		41,526

Total current liabilities			65,321		71,695

Net current assets				28,554		32,326

Total assets less current liabilities		62,104		60,404
Provision for liabilities and charges		4,337		7,158

Net assets					57,767		53,246

Capital and reserves
		Called up share capital		3,571		3,321
		Share premium account		344,726		322,422
		Capital redemption reserve	1,590		1,498
		Profit and loss account		(292,120)	(273,995)

Total shareholders' equity			57,767		53,246

Each balance sheet account was translated from GBP to USD at the closing rate for each period



Merant plc  -  CONSOLIDATED CASH FLOW STATEMENT

								Oct-31
								2003
								$'000
(i) Reconciliation of operating(loss) to "Net cash
	(outflow)/inflow from operating activities"
	Operating profit/(loss) 				1,017
    	Depreciation charges					474
    	Amortisation charges					1,377
    	EBT costs						215
    	Changes in operating assets and liabilities		(581)
    	Exceptional items					0
    	Loss on disposal of fixed assets			0

Net cash (outflow)/inflow from operating activities		2,501


CONSOLIDATED CASH FLOW STATEMENT  UK FORMAT

Net cash (outflow)/inflow from operating activities (note i)	2,501
Returns on investments and servicing of finance			176
Taxation							454
Capital expenditure and financial investment			(5,495)
Acquisitions and disposals					0
Cash (outflow)/inflow before financing				(2,364)
Financing							1,388
(Decrease)/increase in cash					(976)

(ii) Reconciliation to net funds
	(Decrease) Increase in cash during the period		(976)
    	Translation difference					401
    	Movement in cash during the period			(575)
    	Net funds, beginning of period				67,141
    	Net funds, end of period				66,566




SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MERANT plc
                                       (Registrant)


Date:  December 2, 2003               By: /s/ Stephen M. Going
                                 --------------------------------------
                                       Stephen M. Going
                                       Vice President and General Counsel